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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                  FORM 12b-25

                        Commission File Number 000-21001

                          NOTIFICATION OF LATE FILING

(Check One):    [ ]  Form 10-K   [ ]  Form 11-K  [ ]  Form 20-F  [X]  Form 10-Q
                [ ]  Form N-SAR

For Period Ended:    March 31, 2000

[ ]  Transition Report on Form 10-K     [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F     [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

     For the Transition Period Ended: __________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  NMT Medical, Inc.
Former name if applicable:  Not applicable.
Address of principal executive office (Street and number): 27 Wormwood Street City, state and zip code: Boston, Massachusetts 02210

                                    PART II
                            RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
        (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day
   [X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     In connection with the disposition by the Registrant of certain assets comprising its neurosciences division (the "Division") to various entities associated with Integra LifeSciences Holdings Corporation (the "Sale"), the Registrant and its accountants were unable to determine the nature and size of various disposition related charges and adjustments, including the impact of discontinued operations and gain or loss on the Sale, until approximately April 5, 2000 when the Registrant completed the Sale. Accordingly, the Registrant did not have the necessary information to determine the gain or loss on the discontinued operation in order to file a timely annual report on Form 10-K for the year ended December 31 1999, as amended by Amendment No. 1 thereto on Form 10-K/A (the "Amendment") (together, the "Form 10-K"). The time and attention of the Registrant's management spent in connection with the Form 10-K and various closing and post-closing related activities associated with the Sale delayed the preparation of its quarterly report on Form 10-Q for the quarterly period ended March 31, 2000 (the "Form 10-Q"). In addition, the Registrant recently experienced a change in management when Mr. Thomas M. Tully resigned from his position as the President and Chief Executive Officer of the Registrant on April 8, 2000. The Registrant anticipates filing the Form 10-Q on or about May 22, 2000.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          William J. Knight (Chief Financial Officer), 617-737-0930

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                              [X]  Yes  [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                              [X]  Yes  [ ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  The Registrant's operations will change significantly from the corresponding period for the quarter ended March 31, 2000. In connection with the closing of the Sale, the Registrant has treated the sale of the Division as a discontinued operation in its 1999 financial statements and filed such financial statements as part of its Form 10-K. Accordingly, the consolidated financial statements of the Registrant will be restated to reflect the financial results of the Division as a discontinued operation for the quarters ended March 31, 2000 and 1999. However, for the reasons set forth in Part III above, the Registrant will not be able to assemble and analyze, without unreasonable effort or expense, the necessary information to file its Form 10-Q by May 15, 2000.

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                               NMT Medical, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  May 12, 2000        By:  /s/ William J. Knight
                                 ----------------------
                            Name:  William J. Knight
                            Title:  Chief Financial Officer

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